SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549


                                 FORM N-14
                           REGISTRATION STATEMENT
                      UNDER THE SECURITIES ACT OF 1933


                         Pre-Effective Amendment No.
                         Post-Effective Amendment No.


                        FEDERATED UTILITY FUND, INC.
                   (formerly, Liberty Utility Fund, Inc.)
             (Exact Name of Registrant as Specified in Charter)


                               (412) 288-1900
                      (Area Code and Telephone Number)


                         Federated Investors Tower
                    Pittsburgh, Pennsylvania  15222-3779
                  (Address of Principal Executive Offices)


                         JOHN W. McGONIGLE, ESQUIRE
                         Federated Investors Tower
                    Pittsburgh, Pennsylvania 15222-3779
                  (Name and Address of Agent for Service)

                                  Copy to:


                        Matthew G. Maloney, Esquire
                     Dickstein, Shapiro & Morin, L.L.P.
                            2101 L Street, N.W.
                           Washington, DC  20037


It is proposed that this filing will become effective on March 31, 1996, or as soon thereafter as is practicable, pursuant to Rule 488. (Approximate Date of Proposed Public Offering)

Registrant has filed with the Securities and Exchange Commission a declaration pursuant to Rule 24f-2 under the Investment Company Act of 1940 that it elects to register an indefinite amount of securities under the Securities Act of 1933 and filed the Notice required by that Rule for Registrant's most recent fiscal year ending February 28, 1995 was filed on April 13, 1995. Therefore, no filing fee is required.



                           CROSS REFERENCE SHEET
           Pursuant to Item 1(a) of Form N-14 Showing Location in
              Prospectus of Information Required by Form N-14

Item of Part A of Form N-14 and Caption      Caption or Location in
Prospectus

1.Beginning of Registration Statement and    Cross Reference Sheet; Cover
  Page
  Outside Front Cover Page of Prospectus.

2.Beginning and Outside Back Cover Page Table of Contents of Prospectus

3.Fee Table, Synopsis Information and   Summary of Fund Expenses; Synopsis;
  Risk Factors                      Risk Factors

4.Information About the Transaction Information About the Transaction

5.Information About the Registrant  Information About the Federated Fund and
                                    the Fortress Fund

6.Information About the Company     Information About the Federated Fund and
  Being Acquired                    the Fortress Fund

7.Voting Information                Voting Information

8.Interest of Certain Persons and Experts    Legal Matters

9.Additional Information Required For   Not Applicable
  Reoffering by Persons Deemed To Be
  Underwriters.

Item of Part B of Form N-14 and Caption      Caption or Location in
Statement of
                                    Additional Information

10.                                 Cover Page    Cover Page

11.                                 Table of Contents  Table of Contents

12.                                 Additional Information about the
  Registrant                        Statement of Additional Information of
                                    Federated Utility Fund, Inc., dated
                                    March 29, 1996.

13. Additional Information about the Company Statement of Additional Information of
  Being Acquired                    Fortress Utility Fund, Inc., dated
                                    July 31, 1995.



14.                            Financial Statements         Financial
                                    Statements of Federated Utility Fund,
                                    Inc., dated February 28, 1995.

                                    Financial Statements of Fortress Utility
                                    Fund, Inc., dated May 31, 1995.

                                    Financial Statements (unaudited) of
                                    Federated Utility Fund, Inc.,
                                    dated August 31, 1995.

                                    Financial Statements (unaudited) of
                                    Fortress Utility Fund, Inc.,
                                    dated November 30, 1995.

                                    Pro Forma Financial Statements.



                        FORTRESS UTILITY FUND, INC.
                         FEDERATED INVESTORS TOWER
                    PITTSBURGH, PENNSYLVANIA  15222-3779


Dear Shareholder:

The management of the Fortress Utility Fund, Inc. (the "Fortress Fund") is pleased to announce the next step in reorganizing many of its Federated mutual funds under the Federated name, the purpose of which is to make it easier for you to locate your fund in newspapers, trade journals, and other rating services. The Board of Directors of the Liberty Utility Fund, Inc. took the first two steps by changing the name of the Liberty Utility Fund, Inc. to the Federated Utility Fund, Inc. (the "Federated Fund"), and by adding a new class of shares called Class F Shares.

To eliminate the offering of substantially identical funds, the Board of Directors of the Fortress Fund has recommended that the Fortress Fund become part of the Federated Fund. The Fortress Fund has a similar investment objective and policies to that of the Federated Fund in that it seeks income by investing primarily in securities issued by companies in the utilities industry. The Class F Shares have identical distribution related charges and operating expenses to those of the Fortress Fund.

The Board of Directors of the Fortress Fund submits for your vote a proposal to transfer all of the assets of the Fortress Fund to the Federated Fund. As a part of the transaction, shareholders in the Fortress Fund would receive Class F Shares in the Federated Fund equal in value to their shares in the Fortress Fund and the Fortress Fund would be liquidated. If approved, this proposed combination will be a tax-free reorganization that will not affect the value of your account.

Your vote on this issue is critical to its success. The combination will be effected only if approved by a majority of the Fortress Fund's outstanding shares, as defined under the Investment Company Act of 1940, on the record date voted in person or represented by proxy. Because we believe this combination of funds is in the best interest of shareholders, we encourage you to vote in favor of the proposal in person, or by proxy if you are unable to attend the meeting. We encourage you to review the enclosed materials carefully before you vote.



                                   Sincerely,



                                   Richard B. Fisher
                                   President


                        FORTRESS UTILITY FUND, INC.
                         Federated Investors Tower
                         Pittsburgh, PA  15222-3779
  Notice of Special Meeting of Shareholders of Fortress Utility Fund, Inc.

A Special Meeting of Shareholders (the "Meeting") of Fortress Utility Fund, Inc. (the "Fortress Fund"), a Maryland corporation, will be held at 2:00 p.m. on May 31, 1996, at the office of the Fortress Fund, Federated Investors Tower, 19th Floor, Pittsburgh, Pennsylvania 15222-3779 for the following purpose:

     1. To approve or disapprove a proposed Agreement and Plan of Reorganization between the Fortress Fund and Federated Utility Fund, Inc. (the "Federated Fund"), whereby the Fortress Fund would transfer all of its assets and liabilities to the Federated Fund in exchange for Class F Shares of the Federated Fund to be distributed pro rata by the Fortress Fund to its shareholders in complete liquidation and dissolution of the Fortress Fund; and

     2. To transact such other business as may properly come before the Meeting or any adjournment thereof.


Dated:  April 11, 1996


                                   By the Order of the Board of Directors,



                                   John W. McGonigle
                                   Secretary

Shareholders of record at the close of business on March 25, 1996 are entitled to vote at the Meeting. Whether or not you plan to attend the Meeting, please sign and return the enclosed proxy card. Your vote is important.

To secure the largest possible representation, and to save the expense of further mailings, please sign your proxy card and return it in the enclosed envelope, which requires no postage if mailed in the United States. You may revoke your proxy at any time, at or prior to the Meeting, or vote in person if you attend the Meeting.


                         PROSPECTUS/PROXY STATEMENT
                               March 31, 1996

                        Acquisition of the Assets of

                        FORTRESS UTILITY FUND, INC.
                         Federated Investors Tower
                    Pittsburgh, Pennsylvania  15222-3779
                               1-800-245-5051

                     By and In Exchange for F Shares of

                        FEDERATED UTILITY FUND, INC.
                   (FORMERLY LIBERTY UTILITY FUND, INC.)
                         Federated Investors Tower
                    Pittsburgh, Pennsylvania 15222-3779
                               1-800-245-5051

     This Prospectus/Proxy Statement relates to shares of common stock designated as Class F Shares, par value $0.001 per Share, of Federated Utility Fund, Inc. (the "Federated Fund") to be issued to, and in exchange for all the assets of and the assumption of the liabilities of, Fortress Utility Fund, Inc. (the "Fortress Fund"). Following receipt of the Federated Fund shares, the Fortress Fund will be liquidated and the Federated Fund shares will be distributed pro rata to shareholders of the Fortress Fund, with Fortress Fund shareholders receiving Class F Shares of the Federated Fund. The total value of a Fortress Fund shareholder's investment will not change in connection with the reorganization. The terms and conditions of this transaction is more fully described in the Prospectus/Proxy Statement. The Federated Fund is an open-end, diversified management investment company whose investment objectives are current income and long-term growth of income. Capital appreciation is a secondary objective. The Federated Fund pursues its investment objective by investing in a professionally managed, diversified portfolio limited primarily to securities issued by companies in the utilities industry. The Fortress Fund is also an open-end, diversified management investment company whose investment objective is high current income and moderate capital appreciation. The Fortress Fund pursues its objective by investing in a professionally managed, diversified portfolio limited primarily to securities issued by companies in the utilities industry. For a comparison of the investment policies of the Federated Fund and the Fortress Fund, see "Investment Objectives and Policies."

     This Prospectus/Proxy Statement should be retained for future reference. It sets forth concisely the information about the Federated Fund that a prospective investor should know before investing. This Prospectus/Proxy Statement is accompanied by the Class F Shares Prospectus of the Federated Fund dated March 29, 1996, which is incorporated herein by reference. Statements of Additional Information for the Federated Fund dated March 29, 1996 (relating to the Class F Shares Prospectus of the same date) and March 31, 1996 (relating to this Prospectus/Proxy Statement), the Annual Report of the Federated Fund for the fiscal year ended February 28, 1995, and the Semi-Annual Report of the Federated Fund for the period ended August 31, 1995, all containing additional information, have been filed with the Securities and Exchange Commission and are incorporated herein by reference. Copies of the Statements of Additional Information and Annual Report may be obtained without charge by writing or calling the Federated Fund at the address and telephone number shown above.



     THE SHARES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT ARE NOT DEPOSITS OR OBLIGATIONS OF ANY BANK, ARE NOT ENDORSED OR GUARANTEED BY ANY BANK, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN THESE SHARES INVOLVES INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                             TABLE OF CONTENTS

SUMMARY OF FUND EXPENSES

SYNOPSIS

  Investment Objectives and Policies
  Distribution, Purchase and
    Redemption Procedures and
    Exchange Rights
  Advisory and Other Significant Fees

RISK FACTORS

INFORMATION ABOUT THE TRANSACTION

  Reasons for the Proposed Reorganization
  Terms of the Acquisition
  Comparative Information on Shareholder Rights
  Federal Income Tax Consequences
  Capitalization

INFORMATION ABOUT THE FEDERATED FUND
AND THE FORTRESS FUND

  Federated Utility Fund, Inc.
  Fortress Utility Fund, Inc.

VOTING INFORMATION
  Security Ownership of Certain Beneficial Owners and Management of the Federated Fund and the Fortress Fund

LEGAL MATTERS

OTHER MATTERS AND DISCRETION
OF ATTORNEYS NAMED IN THE PROXY

AGREEMENT AND PLAN OF REORGANIZATION           Exhibit A


SUMMARY OF FUND EXPENSES

                      SHAREHOLDER TRANSACTION EXPENSES
                                                         Federated Fund
                                               Fortress Fund     Class F
Shares
Maximum Sales Charge Imposed on Purchases
  (as a percentage of offering price) .........1.00%     1.00%
Maximum Sales Charge Imposed on Reinvested Dividends
  (as a percentage of offering price) .........None      None
Contingent Deferred Sales Charge (as a percentage of original
  purchase price or redemption proceeds, as applicable)(1)  1.00%     1.00%
Redemption Fee (as a percentage of amount redeemed, if applicable)    None
  None
Exchange Fee...................................None      None

                         ANNUAL OPERATING EXPENSES
                  (As a percentage of average net assets)*
Management Fee (after waiver)(2)...............0.64%     0.61%
12b-1 Fee......................................None      None
Total Other Expenses...........................0.50%     0.51%
  Shareholder Services Fee (after waiver) (3)          0.21%     0.22%
Total Operating Expenses (4)...................1.14%     1.12%


(1)The contingent deferred sales charge assessed is 1.00% of the lesser of the original purchase price or the net asset value of shares redeemed within four years of their purchase date.

(2)The management fee for the Fortress Fund has been reduced to reflect the voluntary waiver of a portion of the management fee. The adviser can terminate this voluntary waiver at any time at its sole discretion. The maximum management fee is 0.75%. The estimated management fee for the Federated Fund has been reduced to reflect the anticipated voluntary waiver of a portion of the management fee. The adviser can terminate this anticipated voluntary waiver at any time at its sole discretion. The maximum management fee is 0.75%.

(3)The maximum shareholder services fee is 0.25%.

(4)The total Fortress Fund operating expenses would have been 1.29% absent the voluntary waivers of a portion of the management fee and the shareholder services fee. The total Class F Shares operating expenses are estimated to be 1.29% absent the anticipated voluntary waivers of a portion of the management fee and the shareholder services fee.

* As a percentage of projected average net assets with respect to Class F Shares of the Federated Fund. Total Class F Shares operating expenses are estimated based on average expenses expected to be incurred during the period ending February 28, 1997. During the course of this period, expenses may be more or less than the average amount shown.

     The purpose of this table is to assist an investor in understanding the various costs and expenses that a shareholder of the Fortress Fund and Class F Shares will bear, either directly or indirectly. Wire-transferred redemptions of less than $5,000 may be subject to additional fees.



EXAMPLE                            1 year 3 years 5 years 10 years

You would pay the following expenses on a $1,000
investment assuming (1) 5% annual return and
(2) redemption at the end of each time period
 Fortress Fund ....................$32    $57     $72     $147
 Federated Fund Class F Shares ....$32    $56       -        -
You would pay the following expenses on a $1,000
investment, assuming no redemption
 Fortress Fund ....................$22    $46     $72     $147
 Federated Fund Class F Shares ....$21    $45       -        -

     THE ABOVE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THIS EXAMPLE IS BASED ON ESTIMATED DATA FOR THE CLASS F SHARES' FISCAL YEAR ENDING FEBRUARY 28, 1997.


                         PROSPECTUS/PROXY STATEMENT

                                  SYNOPSIS

This Prospectus/Proxy Statement is furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors of Fortress Utility Fund, Inc. to be used at the Special Meeting of Shareholders (the "Meeting") to be held at the Fortress Fund's principal offices on the 19th floor of Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3779 at 2:00 p.m. on May 31, 1996 and at any adjournment thereof. The Board of Directors of the Fortress Fund has determined that it is in the best interest of the Fortress Fund's shareholders that the Fortress Fund and the Federated Fund be combined. Under the Agreement and Plan of Reorganization, the Fortress Fund would transfer all of its assets and liabilities to the Federated Fund in exchange for Class F Shares of the Federated Fund to be distributed pro rata by the Fortress Fund to its shareholders in complete liquidation and dissolution of the Fortress Fund (the "Reorganization"). If the Reorganization is consummated, shareholders of the Fortress Fund will become holders of Class F Shares of the Federated Fund having a total net asset value equal to the total net asset value of his or her holdings in the Fortress Fund on the date of the Reorganization, i.e., the Closing Date.

As a condition to the Reorganization, the Federated Fund and the Fortress Fund will receive an opinion of counsel that the Reorganization will be considered a tax-free "reorganization" under applicable provisions of the Internal Revenue Code so that no gain or loss will be recognized by either the Fortress Fund or its shareholders. The tax cost basis of the Class F Shares received by Federated Fund shareholders will be the same as the cost of the shares of the Fortress Fund held by shareholders immediately before the Reorganization.

INVESTMENT OBJECTIVES AND POLICIES
The investment objectives and policies of both funds are substantially similar, and are described in the Class F Shares' Prospectus dated March 29, 1996 and the Fortress Fund's Prospectus dated July 31, 1995. Reference is hereby made to both Prospectuses, which set forth in detail the investment objectives and policies of each of the Federated Fund and the Fortress Fund, each of which is incorporated by reference into this Prospectus/Proxy Statement.

The Federated Fund is an open-end, diversified management investment company that seeks current income and long-term growth of income with capital appreciation as a secondary objective. The Federated Fund pursues its objectives by investing primarily in common stocks, preferred stocks, units of participation in master limited partnerships which are traded on a national securities exchange, securities convertible into stock, and debt securities issued by companies in the utilities industry. Under normal circumstances, with respect to 65% of its assets, the Federated Fund will invest in utility companies that derive 50% of their revenues from utilities or assets relating to utility industries. The investment objectives and the investment policies described above cannot be changed without shareholder approval.

The Fortress Fund is an open-end, diversified management investment company that seeks high current income and moderate capital appreciation by investing primarily in a professionally managed, diversified portfolio of equity and debt securities of utility companies. The investment objective cannot be changed without approval of shareholders; however, the investment policies may be changed by the Board of Directors without shareholder approval. As a matter of investment policy, the Fortress Fund will invest at least 65% of its total assets in securities of utility companies.



The utility securities in which both funds invest include common stocks of utility companies, debt obligations which fall in one of the following rating categories: (i) rated investment grade by either Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Ratings Group ("S&P"), or
(ii) determined by the adviser to be of investment grade and not rated by either of the aforementioned rating services. Both funds may purchase securities of foreign issuers. Securities of a foreign issuer may present greater risks in the form of nationalization, confiscation, domestic marketability, or other national or international restrictions. There are other differences between investing in foreign and U.S. companies that include: less publicly available information about foreign companies; lack of uniform financial accounting standards applicable to foreign companies; less readily available market quotations on foreign companies; differences in governmental regulations and supervision of foreign stock exchanges, brokers, listed companies and banks; generally lower foreign stock market value; likelihood that foreign securities may be less liquid or more volatile; foreign brokerage commissions may be higher; unreliable mail service between countries; and political or financial changes which adversely affect investments in some countries.

In order to generate additional income, both funds may lend portfolio securities up to one-third of their total assets. There is risk that when lending portfolio securities, the securities may not be available on a timely basis, and the funds may, therefore, lose the opportunity to sell the securities at a desirable price.

Both funds may also enter into repurchase agreements and when-issued and delayed delivery transactions. Repurchase agreements are arrangements in which banks, broker/dealers, and other recognized financial institutions sell securities to the fund and agree to repurchase them at a mutually agreed upon time and price. To the extent that the original seller does not repurchase the securities, the fund would receive less than the repurchase price on any sale of such securities. When-issued and delayed delivery transactions are arrangements in which the funds buy securities with payment and delivery scheduled for a future time. The seller's failure to complete these transactions may cause the fund to miss a price or yield considered to be advantageous.

Both funds have investment limitations which prohibit them from (1) borrowing money directly or through reverse repurchase agreements or pledge securities except, under certain circumstances, the Fund may borrow up to one-third of the value of its assets and pledge up to 10% of the value of those assets to secure such borrowings (with respect to the Federated Fund, the borrowing policy is stated in terms of net assets and with respect to the Fortress Fund, the borrowing policy is stated in terms of total assets);
(2) investing more than 5% of its total assets in securities of one issuer (except cash and cash items and U.S. government securities); (3) investing more than 5% of its total assets in securities of issuers that have records of less than three years of continuous operations; (4) investing more than 10% of its assets in certain securities subject to restrictions on resale under federal securities law; and (5) acquiring more than 10% of any class of voting securities of any one issuer.

Both the Federated Fund and the Fortress Fund are also subject to certain additional limitations which are similar, although not identical, and are described in the Federated Fund's Statement of Additional Information dated March 29, 1996, and the Fortress Fund's Statement of Additional Information dated July 31, 1995. Reference is hereby made to both Statements of Additional Information, which set forth in full the investment objectives and policies and investment limitations of each of the Federated Fund and the Fortress Fund, each of which is incorporated by reference into this Prospectus/Proxy Statement.

DISTRIBUTION, PURCHASE AND REDEMPTION PROCEDURES AND EXCHANGE RIGHTS Reference is made to the Prospectus of the Class F Shares dated March 29, 1996 and the Prospectus of the Fortress Fund dated July 31, 1995 for a complete description of the distribution, purchase and redemption procedures and exchange rights of shares, each of which is incorporated by reference into this Prospectus/Proxy Statement. Set forth below is a brief description of the distribution, purchase and redemption procedures and exchange rights of the Class F Shares and the Fortress Fund.

The transfer agent and dividend disbursing agent for both the Federated Fund and the Fortress Fund is Federated Shareholder Services Company, a subsidiary of Federated Investors. Class F Shares and shares of the Fortress Fund are sold on days on which the New York Stock Exchange is open. Shares may be purchased through a financial institution or directly from Federated Securities Corp. ("FSC"), the principal distributor for Class F Shares and shares of the Fortress Fund. The minimum initial investment in the Class F Shares and the Fortress Fund is $1,500, except for retirement plans, in which case the minimum initial investment is $50.

The purchase price of each of the Class F Shares and Fortress Fund shares is based on the net asset value. The net asset value for each of the Class F Shares and Fortress Fund shares is calculated as of the close of the New York Stock Exchange (normally 4:00 p.m., Eastern time) on each day on which the Class F Shares and the Fortress Fund compute their net asset value. Purchase and redemption orders for the Class F Shares and the Fortress Fund received from broker/dealers before 5:00 p.m. (Eastern time) and from other financial institutions before 4:00 p.m. (Eastern time) receive that day's price.

Class F Shares and Fortress Fund shares are available through certain authorized dealers at the public offering price, which is the net asset value per share plus a sales charge of 1%. Class F Shares received by Fortress Fund shareholders in connection with the Reorganization will not be subject to this charge. In addition to the sales charge, FSC will pay financial institutions from its own assets for distribution of and/or administrative services relating to Class F Shares and Fortress Fund shares an amount equal to 1% of the offering price of shares purchased by their clients on purchases up to $1,999,999, .50% of the offering price on purchases of $2,000,000 to $4,999,999, and .25% of the offering price on purchases of $5,000,000 or more. Financial institutions may elect to waive all or a portion of the initial payment; such waiver will result in the waiver of the otherwise applicable contingent deferred sales charge.

The Federated Fund and the Fortress Fund each have adopted a Shareholder Services Agreement under which they pay up to .25 of 1% of the average daily net assets of the Class F Shares and the Fortress Fund shares to obtain personal services for shareholders and for the maintenance of shareholder accounts. The Federated Fund and the Fortress Fund have each entered into a Shareholder Services Agreement with Federated Shareholder Services, a subsidiary of Federated Investors, under which Federated Shareholder Services will either perform shareholder services directly or will select financial institutions to perform shareholder services.

Class F Shares and shares of the Fortress Fund are redeemable at any time at a price equal to the net asset value, less any applicable contingent deferred sales charge, next determined after the Fund receives the redemption request. Redemptions will be made on days on which each of the Federated Fund and the Fortress Fund compute net asset value. Redemptions may be made through a financial institution, by telephone, by mailing a written request, or through each of the Systematic Withdrawal Programs.

Shareholders redeeming Class F Shares and Fortress Fund shares within certain time periods of the purchase date of those shares will be charged a contingent deferred sales charge by FSC of the lesser of the original price or the net asset value of shares redeemed, unless otherwise exempt, as follows:



                                        CONTINGENT DEFERRED
AMOUNT OF PURCHASE  SHARES HELD                   SALES CHARGE
Up to $1,999,999         4 years or less                    1%
$2,000,000 to $4,999,999 2 years or less                    .50%
$5,000,000 or more       1 year or less                .25%

The contingent deferred sales charge will not be imposed on redemptions of Fortress Fund shares as a result of the completion of the Reorganization. In addition, the holding period or amount of contingent deferred sales charge to which original Fortress Fund share purchases are subject will not be affected by completion of the Reorganization. For purposes of computing the holding period and amount of the contingent deferred sales charge, if any, for the newly acquired Class F Shares in connection with the Reorganization, the time for which original Fortress Fund shares were held will be added to the time for which Class F Shares are held.

The Class F Shares and Fortress Fund have precisely the same exchange privileges. Class F shareholders may exchange all or some of their shares for Class F Shares in other funds distributed by FSC at net asset value without a contingent deferred sales charge and in funds that were previously members of a family of funds known as the Fortress Investment Program. Shareholders using this privilege must exchange Class F Shares having a net asset value equal to the minimum investment requirements of the fund into which the exchange is made. This privilege is available to shareholders resident in any state in which the Class F Shares being acquired may be sold. An exercise of the exchange privilege is treated as a sale for federal income tax purposes. Depending upon the circumstances, a capital loss or gain may be realized.

ADVISORY AND OTHER SIGNIFICANT FEES
Passport Research, Ltd. ("Passport") is the investment adviser to the Federated Fund pursuant to an investment advisory contract which specifies an annual fee of .75 of 1% of the Federated Fund's average daily net assets. Federated Advisers, a subsidiary of Federated Investors, is the general partner and has a 50.5% interest in Passport. Edward D. Jones & Co., L.P., is the limited partner and has a 49.5% interest in Passport. Federated Management, a subsidiary of Federated Investors, is the investment adviser to the Fortress Fund pursuant to an investment advisory contract which specifies an annual fee of .75 of 1% of the Fortress Fund's average daily net assets.

Both Passport and Federated Management may voluntarily waive all or a portion of their fee or reimburse both funds for certain operating expenses. Passport and Federated Management can terminate their voluntary waivers at any time at their sole discretion. Passport and Federated Management have also undertaken to reimburse their respective funds for operating expenses in excess of limitations established by certain states.

Federated Administrative Services, a subsidiary of Federated Investors, provides administrative personnel and services (including certain legal and financial reporting services) necessary to operate the Federated Fund and the Fortress Fund. Federated Administrative Services provides these at an annual rate which relates to the average aggregate daily net assets of all funds advised by subsidiaries of Federated Investors, as specified below:

                                   AVERAGE AGGREGATE DAILY
                                   NET ASSETS OF THE
               MAXIMUM FEE         FEDERATED FUNDS
               0.15 of 1%               on the first $250 million
               0.125 of 1%              on the next $250 million
               0.10 of 1%               on the next $250 million
               0.075 of 1%              on assets in excess of $750 million

The administrative fee received during any fiscal year shall be at least $125,000 per portfolio and $30,000 per each additional class of shares. Federated Administrative Services may choose voluntarily to waive a portion of its fee.

The maximum total operating expenses for the Class F Shares are expected to be 1.12% of the average daily net assets and would be 1.29% absent the voluntary waiver or reimbursement by Passport of certain operating expenses. The total operating expenses for the Fortress Fund for the [fiscal
year/period] ending             were 1.14% of the average daily net assets
                    -----------
and would have been 1.29% absent voluntary waivers and reimbursements by Federated Management.

                                RISK FACTORS
Because of the similarities in the investment objectives, policies and portfolio composition of the Federated Fund and the Fortress Fund, the relative risks involved in investing in the Federated Fund, as outlined in the section entitled "Investment Objectives and Policies," can be considered similar to those associated with the Fortress Fund.

In addition to the risks described above, there are certain risks and considerations affecting utility companies which an investor should take into account when investing in these securities. These include various factors which may adversely affect utility companies including: difficulty in financing large construction programs during inflationary periods; technological innovations which may cause existing plants, equipment or products to become less competitive or obsolete; the impact of natural or manmade disasters (especially on regional utilities); increased costs or reductions in production due to the unavailability of appropriate types of fuels; seasonally or occasionally reduced availability or higher costs of natural gas; and reduced demand due to energy conservation among consumers. Furthermore, utilities securities tend to be interest rate sensitive.

The special risk factors of utility securities are described in the Class F Shares prospectus dated March 29, 1996 and the Fortress Fund's prospectus dated July 31, 1995. Reference is hereby made to both prospectuses, which set forth in detail the considerations of utility securities and special risk factors, each of which is incorporated by reference into this Prospectus/Proxy Statement.


                     INFORMATION ABOUT THE TRANSACTION

REASONS FOR THE PROPOSED REORGANIZATION
The Board of Directors of the Fortress Fund believes that the proposed Reorganization will be in the best interests of shareholders of the Fortress Fund. The Federated Fund and the Fortress Fund have substantially the same investment objectives and policies and were created as separate funds to permit investors to purchase shares with different distribution fee options. Both funds were created before mutual funds in general were permitted to offer multiple classes of shares. The Directors believe that combining assets of the Federated Fund and Fortress Fund under a reorganized Federated Utility Fund, Inc. will be less confusing to investors and financial institutions that distribute shares. In considering and approving the Reorganization, the Directors considered several additional factors, including that the implementation of the Reorganization would (i) enable investors to choose various purchasing options that best suits their individual situations, thereby attracting new investors and assets to the reorganized Federated Utility Fund, Inc. to the benefit of the shareholders,
(ii) facilitate distribution of the reorganized Federated Utility Fund, Inc., and (iii) maintain the competitive position of the reorganized Federated Utility Fund, Inc. in relation to other funds that have implemented similar distribution arrangements. The Directors also took note of the fact that the portfolio managers of each fund are identical and that their shareholders will receive similar administrative and shareholder services. Finally, the Directors noted that the total operating expenses of both the Class F Shares of the Federated Fund and the Fortress Fund are expected to remain the same.

Accordingly, the Board of Directors of the Fortress Fund, including a majority of the independent Directors, determined that the Reorganization is in the best interests of the Fortress Fund and that the interest of its shareholders would not be diluted as a result of effecting the Reorganization. Based upon the foregoing considerations, and the fact that shareholders will not suffer any adverse tax consequences as a result of the Reorganization, the Board of Directors unanimously voted to approve, and recommend to Fortress Fund shareholders the approval of, the Reorganization.

The Directors of the Federated Fund, including the independent Directors, have unanimously concluded that: (i) consummation of the Reorganization is in the best interests of the Federated Fund and that the interest of its shareholders would not be diluted as a result of effecting the Reorganization, and (ii) have unanimously approved the Agreement and Plan of Reorganization.

TERMS OF THE ACQUISITION
The shareholders of the Fortress Fund are being asked to approve the Reorganization as described in the Agreement and Plan of Reorganization (the "Plan") between the Federated Fund and the Fortress Fund. The
Reorganization will consist of: (i) the transfer of all assets of the Fortress Fund to the Federated Fund in exchange solely for Class F Shares of the Federated Fund, (ii) the distribution of Class F Shares to the shareholders of the Fortress Fund in liquidation of the Fortress Fund as provided in the Plan, and (iii) the termination of the Fortress Fund.

If shareholders of the Fortress Fund approve the Reorganization, it will be consummated promptly after the various conditions to the obligations of each of the parties are satisfied (the "Closing Date"). On the Closing Date, the Fortress Fund will transfer all of its assets to the Federated Fund in exchange for Class F Shares having an aggregate net asset value equal to the aggregate net assets, less liabilities, of the Fortress Fund. The Fortress Fund will distribute as of the Closing Date such Class F Shares pro rata to its shareholders of record, determined as of the valuation date, in exchange for their shares of the Fortress Fund. Shareholders of the Fortress Fund will earn their last dividend for the Fortress Fund on the dividend date.

The Class F Shares to be issued to shareholders of the Fortress Fund will be fully paid, nonassessable when issued and transferable without restriction and will have no preemptive rights or conversion rights. The net asset value of the Class F Shares and the value of the Fortress Fund shares and the amount of their respective liabilities will be determined in accordance with the valuation procedures set forth in each Fund's respective Articles of Incorporation and current Prospectus and Statement of Additional Information. The valuation procedures used by the Class F Shares and the Fortress Fund are precisely the same.

Consummation of the Reorganization is subject to the conditions set forth in the Plan, including receipt of an opinion in form and substance satisfactory to the Federated Fund and the Fortress Fund as described under the section "Federal Income Tax Consequences." The Plan may be terminated and the Reorganization may be abandoned at any time before or after approval by the shareholders of the Fortress Fund prior to Closing Date by either party if it believes that consummation of the Reorganization would not be in the best interests of its shareholders.

If the shareholders do not approve the Reorganization, the Fortress Fund will continue to engage in business as an independent entity.

Passport and Federated Management are responsible for the payment of all expenses of the Reorganization incurred by either party, whether or not the Reorganization is consummated. Such expenses include, but are not limited to, accountants' fees, legal fees, registration fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to the Fortress Fund's shareholders and the costs of holding the Meeting.

The foregoing description of the Plan entered into between the Federated Fund and the Fortress Fund is qualified in its entirety by the terms and provisions of the Plan, a copy of which is attached as Exhibit A and incorporated by reference herein.

COMPARATIVE INFORMATION ON SHAREHOLDER RIGHTS
The Board of Directors has authorized the Federated Fund to offer four classes of shares: Class A Shares, Class B Shares, Class C Shares, and Class F Shares. Each share of the Federated Fund gives the shareholder one vote in Director elections and other matters submitted to shareholders for vote. All shares of each class have equal voting rights except that in matters affecting only a particular class, only shareholders of that class are entitled to vote.

The Board of Directors of the Fortress Fund has authorized it to offer only one class of shares. Each share is entitled to one vote at all meeting of shareholders.

As Maryland corporations, neither Fund is required to hold annual shareholder meetings. Shareholder approval will be sought only for certain changes in each of the Fund's operation and for the election of Directors under certain circumstances. Directors of both Funds may be removed by a majority vote of the shareholders at a special meeting. A special meeting of shareholders shall be called by the Directors upon the request of shareholders owning at least 10% of the outstanding shares.

FEDERAL INCOME TAX CONSEQUENCES
As a condition to the Reorganization, the Federated Fund and the Fortress Fund will receive an opinion from Dickstein, Shapiro & Morin, L.L.P., counsel to the Federated Fund and the Fortress Fund, to the effect that, on the basis of the existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current administrative rules and court decisions, for federal income tax purposes: (1) the Reorganization set forth in the Plan will constitute a tax-free reorganization under Section 368(a)(1)(C) of the Code; (2) no gain or loss will be recognized by the Federated Fund upon receipt of the Fortress Fund's assets solely in exchange for the Federated Fund Class F Shares; (3) no gain or loss will be recognized by the Fortress Fund upon the transfer of its assets to the Federated Fund in exchange for the Federated Fund Class F Shares or upon the distribution (whether actual or constructive) of the Federated Fund Shares to Fortress Fund shareholders in exchange for their shares of the Fortress Fund; (4) no gain or loss will be recognized by shareholders in the Fortress Fund upon exchange of their Fortress Fund shares for the Federated Fund Class F Shares; (5) the tax basis of the Fortress Fund's assets acquired by the Federated Fund will be the same as the tax basis of such assets to the Fortress Fund immediately prior to the Reorganization; (6) the tax basis of the Federated Fund Class F Shares received by each shareholder of the Fortress Fund pursuant to the Plan will be the same as the tax basis of Fortress Fund shares held by such shareholder immediately prior to the Reorganization; (7) the holding period of the assets of the Fortress Fund in the hands of the Federated Fund will include the period during which those assets were held by the Fortress Fund; and (8) the holding period of the Federated Fund Class F Shares received by each shareholder of the Fortress Fund will include the period during which the Fortress Fund shares exchanged therefor were held by such shareholder, provided the Fortress Fund shares were held as capital assets on the date of the Reorganization.

Fund shareholders are advised to consult their own tax advisers as to the tax consequences of the proposed Reorganization under applicable state, local and foreign laws.



CAPITALIZATION
The following table shows the capitalization of the Federated Fund and of the Fortress Fund as of August 31, 1995 and on a pro forma basis as of that date, giving effect to the proposed Reorganization:

                    Class F Shares                          Pro Forma
               the Federated Fund       Fortress Fund       Combined
Net Assets         $0              $750,445,689        $750,445,689

Net Asset Value
     Per Share      $0.00               $12.79              $11.60

Shares Outstanding       0              58,678,360          64,666,774

Shares Authorized        0              2,000,000,000  2,000,000,000

         INFORMATION ABOUT THE FEDERATED FUND AND THE FORTRESS FUND

FEDERATED UTILITY FUND, INC.
The Articles of Incorporation of the Federated Fund permit it to offer separate series of shares representing interests in separate portfolios of securities. As of the date of this Prospectus/Proxy Statement, the Board of Directors has established four classes of shares, known as Class A Shares, Class B Shares, Class C Shares, and Class F Shares.

For a discussion of the factors that materially affected the Federated Fund during its most recent fiscal year as well as a comparison of its performance to the Standard & Poor's 500 Index, Standard & Poor's Utility Index, and the Dow Jones Utility Average during the past ten years, reference is made to the Federated Fund's most recent Annual Report, dated February 28, 1995, which is incorporated by reference into this Prospectus/Proxy Statement.

Information about the Class F Shares is contained in its current Prospectus, dated March 29, 1996, a copy of which is included herewith and incorporated by reference herein. Additional information about the Federated Fund is included in its Annual Report dated February 28, 1995, its Semi-Annual Report dated August 31, 1995, its Statement of Additional Information dated March 29, 1996 (relating to the Class F Shares Prospectus of the same date), and the Statement of Additional Information dated March 31, 1996 (relating to this Prospectus/Proxy Statement) which are incorporated by reference into this Prospectus/Proxy Statement. Copies of the Annual and Semi-Annual Reports and Statements of Additional Information, which have been filed with the Securities and Exchange Commission (the "SEC"), may be obtained without charge by contacting the Federated Fund at 1-800-245-5051 or by writing to the Federated Fund at Federated Investors Tower, Pittsburgh, PA 15222-3779. The Federated Fund is subject to the informational requirements of the Securities Act of 1933, the Securities Exchange Act of 1934, and the Investment Company Act of 1940 and, in accordance therewith, files reports and other information with the SEC. Reports, proxy and information statements and other information filed by the Federated Fund can be obtained by calling or writing the Federated Fund and can also be inspected and copied by the public at the public reference facilities maintained by the SEC in Washington, D.C. located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain of its regional offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, IL 60661 and 13th Floor, Seven World Trade Center, New York, NY 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.

This Prospectus/Proxy Statement, which constitutes part of a Registration Statement filed by the Federated Fund with the SEC under the Securities Act of 1933, omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and the exhibits thereto for further information with respect to the Federated Fund. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the SEC.

FORTRESS UTILITY FUND, INC.
Information about the Fortress Fund is contained in the Fortress Fund's current Prospectus dated July 31, 1995, its Statement of Additional Information dated July 31, 1995 (relating to the Fortress Fund Prospectus of the same date), the Statement of Additional Information dated March 31, 1996 (relating to this Prospectus/Proxy Statement), its Annual Report dated May 31, 1995, and its Semi-Annual Report dated November 30, 1995, which are incorporated by reference into this Prospectus/Proxy Statement. Copies of such Prospectus, Statements of Additional Information and Annual and Semi-Annual Reports may be obtained without charge by calling 1-800-245-5051 or by writing to the Fortress Fund at Federated Investors Tower, Pittsburgh, PA 15222-3779. The Fortress Fund is subject to the informational requirements of the Securities Act of 1933, the Securities Exchange Act of 1934, and the Investment Company Act of 1940 and, in accordance therewith, files reports and other information with the SEC. Reports, proxy and information statements and other information filed by the Fortress Fund can be obtained by calling or writing the Fortress Fund and can also be inspected at the public reference facilities maintained by the SEC or obtained at prescribed rates at the addresses listed in the previous section.

                             VOTING INFORMATION

On March 25, 1996, the Fortress Fund had outstanding              shares of
                                                     ------------
capital stock, each share being entitled to one vote. Only shareholders of record at the close of business on that date will be entitled to notice of and to vote at the Meeting. Approval of the Plan requires the affirmative vote of the lesser of (i) 67% of the shares of the Fortress Fund present at the meeting, if holders of more than 50% of the outstanding shares are present or represented by proxy, or (ii) a majority of the outstanding shares of the Fortress Fund. The votes of shareholders of the Federated Fund are not being solicited since their approval is not required in order to effect the Reorganization.

A majority of the outstanding shares of the Fortress Fund, represented in person or by proxy, shall be required to constitute a quorum at the Meeting. For purposes of determining the presence of a quorum and counting votes on the matters presented, the shares represented by abstentions and "broker non-votes" will be counted as present, but not as votes cast, at the Meeting. Under the Investment Company Act of 1940, the affirmative vote necessary to approve the Plan is determined on the basis of a percentage of votes present at the Meeting, which would have the effect of treating the abstentions and non-votes as if they were votes against the proposal.

Shareholders of the Fortress Fund objecting to the Plan have no appraisal rights under the Fortress Fund's Articles of Incorporation or Maryland law. Under the Plan, if approved by the shareholders, each Fortress Fund shareholder will become the owner of Class F Shares of the Federated Fund having a total net asset value equal to the total net asset value of his or her holdings in the Fortress Fund at the Closing Date.

The proxy confers discretionary authority on the persons designated therein to vote on other business not currently contemplated which may properly come before the Meeting. If the proxy is properly executed and returned before the Meeting, it will be voted in accordance with any instructions and, if no specification is made, the proxy will be voted in favor of the Plan. A shareholder may revoke a proxy at any time prior to use by filing with the Secretary of the Fortress Fund an instrument revoking the proxy, by submitting a proxy bearing a later date, or by attending and voting at the meeting.

The cost of preparing and mailing the notice of meeting, proxy card, the Prospectus/Proxy Statement, and any additional material, along with other expense relating to the Meeting will be borne by Passport and Federated Management. Proxy solicitations will be made primarily by mail, but may also be made by telephone, telegraph, or personal interview conducted by certain officers or employees of the Fortress Fund. The Adviser will reimburse custodians, nominees and fiduciaries for reasonable costs incurred by them in connection with forwarding solicitation materials to beneficial owners of shares held of record by such persons.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE FEDERATED FUND AND THE FORTRESS FUND
To the knowledge of the Federated Fund, as of March 25, 1996, no person owned of record or beneficially, 5% or more of the outstanding shares of the
Federated Fund, except for                       , which was the record
                           ----------------------
owner of approximately     % of the outstanding shares of the Federated
                       ----
Fund. To the knowledge of the Fortress Fund, as of March 25, 1996, no person owned of record or beneficially, 5% or more of the outstanding shares
of the Fortress Fund, except               , which was the record owner of
                             --------------
approximately    % of the outstanding shares of the Fortress Fund.
              ---

As of March 25, 1996, the Directors and officers of the Federated Fund, as a group, and of the Fortress Fund, as a group, owned less than 1% of the outstanding shares of the Federated Fund and the Fortress Fund, respectively.

                               LEGAL MATTERS

Certain legal matters in connection with the Reorganization will be passed upon by Dickstein, Shapiro, & Morin, L.L.P., Washington, D.C. Charles H. Morin, Of Counsel to Dickstein, Shapiro, & Morin, L.L.P., is the beneficial owner of shares of the Federated Fund having an aggregate value in excess of $50,000.

                 OTHER MATTERS AND DISCRETION OF ATTORNEYS
                             NAMED IN THE PROXY

Management of the Fortress Fund knows of no other matters that may properly be, or which are likely to be brought before the Meeting. However, if any other business shall properly come before the Meeting, the persons named in the proxy intend to vote thereon in accordance with their best judgment.

If at the time any session of the Meeting is called to order, a quorum is not present in person or by proxy, the persons named as proxies may vote those proxies which have been received to adjourn the Meeting to a later date. In the event that a quorum is present but sufficient votes in favor of one or more of the proposals have not been received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies with respect to any such proposal. All such adjournments will require the affirmative vote of a majority of the Fortress Fund shares present in person or by proxy at the session of the Meeting to be adjourned. The persons named as proxies will vote those proxies which they are entitled to vote in favor of the proposal, in favor of such an adjournment, and will vote those proxies required to be voted against the proposal, against any such adjournment. A vote may be taken on one or more of the proposals in this Prospectus/Proxy Statement prior to any such adjournment if sufficient votes for its approval have been received and it is otherwise appropriate.

So far as management is presently informed, there is no litigation pending or threatened against the Fortress Fund.

Whether or not shareholders expect to attend the meeting, all shareholders are urged to sign, fill in and return the enclosed proxy form promptly.



                                                                   Exhibit A

                    AGREEMENT AND PLAN OF REORGANIZATION


     AGREEMENT AND PLAN OF REORGANIZATION dated February 29, 1996 (the "Agreement"), between FEDERATED UTILITY FUND, INC., a Maryland corporation (hereinafter called the "Acquiring Fund"), and FORTRESS UTILITY FUND, INC., a Maryland corporation (hereinafter called the "Acquired Fund").
     This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of the transfer of all of the assets of the Acquired Fund in exchange solely for Class F Shares of common stock of the Acquiring Fund (the "Acquiring Fund Shares") and the distribution, after the Closing Date hereinafter referred to, of the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.
     WHEREAS, the Acquired Fund and the Acquiring Fund are registered open-end management investment companies and the Acquired Fund owns securities in which the Acquiring Fund is permitted to invest;
     WHEREAS, both the Acquired Fund and the Acquiring Fund are authorized to issue shares of common stock;
     WHEREAS, the Board of Directors, including a majority of the Directors who are not "interested persons" (as defined under the Investment Company Act of 1940, as amended (the "1940 Act")), of the Acquiring Fund has determined that the exchange of all of the assets of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquiring Fund shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction; and
     WHEREAS, the Board of Directors, including a majority of the Directors who are not "interested persons" (as defined under the 1940 Act), of the Acquired Fund has determined that the exchange of all of the assets of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquired Fund shareholders and that the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of this transaction;
     NOW THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties agree as follows:

1. TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR THE ACQUIRING FUND SHARES AND LIQUIDATION OF THE ACQUIRED FUND.
     1.1 Subject to the terms and conditions contained herein, the Acquired Fund agrees to assign, transfer and convey to the Acquiring Fund all of the assets of the Acquired Fund, including all securities and cash, other than cash in an amount necessary to pay any unpaid dividends and distributions as provided in paragraph 1.5, and the Acquiring Fund agrees in exchange therefor to deliver to the Acquired Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined as set forth in paragraph 2.3. Such transaction shall take place at the closing (the "Closing") on the closing date (the "Closing Date") provided for in paragraph 3.1. In lieu of delivering certificates for the Acquiring Fund Shares, the Acquiring Fund shall credit the Acquiring Fund Shares to the Acquired Fund's account on the stock record books of the Acquiring Fund and shall deliver a confirmation thereof to the Acquired Fund.
     1.2 The Acquired Fund will discharge all of its liabilities and obligations prior to the Closing Date.
     1.3 Delivery of the assets of the Acquired Fund to be transferred shall be made on the Closing Date and shall be delivered to State Street Bank and Trust Company, Boston, Massachusetts, the Acquiring Fund's custodian (the "Custodian"), for the account of the Acquiring Fund, together with proper instructions and all necessary documents to transfer to the account of the Acquiring Fund, free and clear of all liens, encumbrances, rights, restrictions and claims. All cash delivered shall be in the form of currency and immediately available funds payable to the order of the Custodian for the account of the Acquiring Fund.
     1.4 The Acquired Fund will pay or cause to be paid to the Acquiring Fund any dividends or interest received on or after the Closing Date with respect to assets transferred to the Acquiring Fund thereunder. The Acquired Fund will transfer to the Acquiring Fund any distributions, rights or other assets received by the Acquired Fund after the Closing Date as distributions on or with respect to the securities transferred. Such assets shall be deemed included in assets transferred to the Acquiring Fund on the Closing Date and shall not be separately valued.
     1.5 As soon after the Closing Date as is conveniently practicable, the Acquired Fund will liquidate and distribute pro rata to the Acquired Fund's shareholders of record, determined as of the close of business on the Closing Date (the "Acquired Fund Shareholders"), the Acquiring Fund Shares received by the Acquired Fund pursuant to paragraph
1.1. In addition, each shareholder of record of the Acquired Fund shall have the right to receive any unpaid dividends or other distributions which were declared before the Valuation Date (as hereinafter defined) with respect to the shares of the Acquired Fund that are held by the shareholder on the Valuation Date. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share record books of the Acquiring Fund in the names of the Acquired Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund. Share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares after the Closing Date as determined in accordance with Section 2.3. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.
     1.6 Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the Acquiring Fund's current prospectus and statement of additional information.
     1.7 Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.
     1.8 Any reporting responsibility of the Acquired Fund is and shall remain the responsibility of the Acquired Fund.
     1.9 The Acquired Fund will be deregistered as an investment company under the 1940 Act and dissolved as a Maryland Corporation promptly after the closing date.

2.   VALUATION.

     2.1 The value of the Acquired Fund's net assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of the New York Stock Exchange (normally 4:00 p.m., Eastern time) on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.
     2.2 The net asset value of an Acquiring Fund Share shall be the net asset value per share computed as of the close of the New York Stock Exchange (normally 4:00 p.m., Eastern time) on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.
     2.3 The number of the Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's net assets shall be determined by dividing the value of the net assets of the Acquired Fund determined using the same valuation procedures referred to in paragraph 2.1 by the net asset value of one Acquiring Fund Share determined in accordance with paragraph 2.2.
     2.4 All computations of value shall be made in accordance with the regular practices of the Acquiring Fund.

3.   CLOSING AND CLOSING DATE.

     3.1 The Closing Date shall be May 31, 1996, or such later date as the parties may mutually agree. All acts taking place at the Closing Date shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held at 4:00 p.m. (Eastern time) at the offices of the Acquiring Fund, Federated Investors Tower, Pittsburgh, PA 15222-3779, or such other time and/or place as the parties may mutually agree.
     3.2 If on the Valuation Date (a) the primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.
     3.3 Federated Shareholder Services Company, as transfer agent for each of the Acquired Fund and the Acquiring Fund, shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Acquired Fund Shareholders and the number and percentage ownership of outstanding shares owned by each shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of the Acquired Fund, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall delivery to the other such bills of sale, checks, assignments, assumption agreements, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

4.   REPRESENTATIONS AND WARRANTIES.

     4.1 The Acquired Fund represents and warrants to the Acquiring Fund as follows:
          (a) The Acquired Fund is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has power to own all of its properties and assets and to carry out this Agreement.
          (b) The Acquired Fund is registered under the 1940 Act, as an open-end, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.
          (c) The Acquired Fund is not, and the execution, delivery and performance of this Agreement will not result, in material violation of its Articles of Incorporation or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound.
          (d) The Acquired Fund has no material contracts or other commitments outstanding (other than this Agreement) which will result in liability to it after the Closing Date.
          (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquired Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.
          (f) The current prospectus and statement of additional information of the Acquired Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Securities and Exchange Commission (the "Commission") hereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein as necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
          (g) The Statements of Assets and Liabilities of the Acquired Fund at May 31, 1995 and 1994, have been audited by Ernst & Young LLP, independent auditors, and have been prepared in accordance with generally accepted accounting principles, consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Acquired Fund as of such dates, and there are no known contingent liabilities of the Acquired Fund as of such dates not disclosed therein.
          (h) The Acquired Fund's financial statements at November 30, 1995 have been prepared in accordance with generally accepted accounting principles.
          (i) Since November 30, 1995, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund.
          (j) At the Closing Date, all Federal and other tax returns and reports of the Acquired Fund required by law to have been filed by such dates shall have been filed, and all Federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof, and to the best of the Acquired Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.
          (k) For each fiscal year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.
          (l) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of the Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.3. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund shares, nor is there outstanding any security convertible into any of the Acquired Fund shares.
          (m) On the Closing Date, the Acquired Fund will have full right, power and authority to sell, assign, transfer and deliver the assets to be transferred by it hereunder.
          (n) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of the Acquired Fund's Directors and, subject to the approval of the Acquired Fund Shareholders, this Agreement will constitute the valid and legally binding obligation of the Acquired Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).
          (o) The prospectus/proxy statement of the Acquired Fund (the "Prospectus/Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.5 (other than information therein that relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.
          (p) The Acquired Fund has entered into an agreement under which Passport Research, Ltd. and Federated Management will assume the expenses of the reorganization including accountants' fees, legal fees, registration fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to the Acquired Fund's Shareholders and the costs of holding the Special Meeting of Shareholders.
     4.2 The Acquiring Fund represents and warrants to the Acquired Fund as follows:
          (a) The Acquiring Fund is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and the Acquiring Fund has the power to carry on its business as it is now being conducted and to carry out this Agreement.
          (b) The Acquiring Fund is registered under the 1940 Act as an open-end, diversified, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.
          (c) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in material violation of the Acquiring Fund's Articles of Incorporation or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which it is bound.
          (d) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated herein.
          (e) The current prospectus and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
          (f) The Class F Shares of the Acquiring Fund have not previously been publicly offered. Class F Shares have been created as of March 29, 1996 in order to permit shareholders of the Acquired Fund to exchange into the Acquiring Fund. There will be no assets in the Class F Shares as of March 29, 1996.
          (g) The Statement of Assets and Liabilities of the Acquiring Fund at February 28, 1995 and 1994, have been audited by Ernst & Young LLP, independent auditors, and have been prepared in accordance with generally accepted accounting principles, and such statements (copies of which have been furnished to the Acquired Fund) fairly reflect the financial condition of the Acquiring Fund as of such dates, and there are no known contingent liabilities of the Acquiring Fund as of such dates not disclosed therein.
          (h) Since February 28, 1995, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as disclosed to and accepted by the Acquired Fund.
          (i) At the Closing Date, all Federal and other tax returns and reports of the Acquiring Fund required by law to have been filed by such date shall have been filed, and all Federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof, and to the best of the Acquiring Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.
          (j) For each fiscal year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.
          (k) All issued and outstanding shares of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares.
          (l) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action, if any, on the part of the Acquiring Fund's Directors, and this Agreement will constitute the valid and legally binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).
          (m) The Prospectus/Proxy Statement to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.
          (n) The Acquiring Fund has entered into an agreement under which Passport Research, Ltd. and Federated Management will assume the expenses of the reorganization including accountants' fees, legal fees, registration fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to the Acquired Fund's Shareholders and the costs of holding the Special Meeting of Shareholders.

5.   COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND.

     5.1 The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions.
     5.2 The Acquired Fund will call a meeting of the Acquired Fund Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.
     5.3 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all action , and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.
     5.4 As promptly as practicable, but in any case within sixty days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for Federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code and which will be certified by the Acquired Fund's President or Vice President and its Treasurer.
     5.5 The Acquired Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus (the "Prospectus") which will include the Prospectus/Proxy Statement, referred to in paragraph 4.1(n), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended, and the 1940 Act in connection with the meeting of the Acquired Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.
     5.6 The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.
     5.7 Prior to the Valuation Date, the Acquired Fund shall have declared a dividend or dividends, with a record date and ex-dividend date prior to the Valuation Date, which, together with all previous dividends, shall have the effect of distributing to its shareholders all of its investment company taxable income, if any, plus the excess of its interest income, if any, excludable from gross income under Code section 103 (a) over its deductions disallowed under Code sections 265 and 171 (a) (2) for the taxable periods or years ended on or before May 31, 1995 and for the period from said date to and including the Closing Date (computed without regard to any deduction for dividends paid), and all of its net capital gain, if any, realized in taxable periods or years ended on or before May 31, 1995 and in the period from said date to and including the Closing Date.

6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND.

     The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:
     6.1 All representations and warranties of the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.
     6.2 The Acquired Fund shall have delivered to the Acquiring Fund a statement of the Acquired Fund's assets, together with a list of the Acquired Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of the Acquired Fund.
     6.3 The Acquired Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer, in form and substance satisfactory to the Acquiring Fund, to the effect that the representations and warranties of the Acquired Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request.

7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND

     The obligations of the Acquired Fund to consummate the transactions provided herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:
     7.1 All representations and warranties of the Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.
     7.2 The Acquiring Fund shall have delivered to the Acquired Fund on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer, in form and substance satisfactory to the Acquired Fund, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquired Fund shall reasonably request.
     7.3 There shall not have been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business since the date hereof other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of any indebtedness, except as otherwise disclosed to and accepted by the Acquired Fund.

8. FURTHER CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE ACQUIRING FUND AND THE ACQUIRED FUND.

     If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Acquired Fund or the Acquiring Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement.
     8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of the Acquired Fund's Articles of Incorporation and the 1940 Act.
     8.2 On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.
     8.3 All consents of other parties and all other consents, orders and permits of Federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions.
     8.4 The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.
     8.5 The Acquiring Fund and the Acquired Fund shall have received an opinion of Dickstein, Shapiro & Morin, L.L.P. substantially to the effect that for Federal income tax purposes:
          (a) The transfer of all of the Acquired Fund assets in exchange for the Acquiring Fund Shares and the distribution of the Acquiring Fund Shares to the Acquired Fund Shareholders in liquidation of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code;
          (b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the Acquiring Fund Shares;
          (c) No gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Acquired Fund Shareholders in exchange for their shares of the Acquired Fund;
          (d) No gain or loss will be recognized by the Acquired Fund Shareholders upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares;
          (e) The tax basis of the Acquired Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization;
          (f) The tax basis of the Acquiring Fund Shares received by each of the Acquired Fund Shareholders pursuant to the Reorganization will be the same as the tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization;
          (g) The holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund; and
          (h) The holding period of the Acquiring Fund Shares to be received by each Acquired Fund Shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided the Acquired Fund shares were held as capital assets on the date of the Reorganization).

9.   TERMINATION OF AGREEMENT.

     9.1 This Agreement and the transactions contemplated hereby may be terminated and abandoned by resolution by the Board of Directors of the Acquired Fund or the Board of Directors of the Acquiring Fund at any time prior to the Closing Date (and notwithstanding any vote of the shareholders of the Acquired Fund) if circumstances should develop that, in the opinion of either of the parties' Board of Directors, make proceeding with the Agreement inadvisable.
     9.2 If this Agreement is terminated and the exchange contemplated hereby is abandoned pursuant to the provisions of this Section 9, this Agreement shall become void and have no effect, without any liability on the part of any party hereto or the directors, officers or shareholders of the Acquiring Fund or of the Acquired Fund, in respect of this Agreement.



10.  WAIVER.

     At any time prior to the Closing Date, any of the foregoing conditions may be waived by the Board of Directors of the Acquiring Fund or of the Acquired Fund, if in the judgment of either, such waiver will not have a material adverse effect on the benefits intended under this Agreement to the shareholders of the Acquiring Fund or of the Acquired Fund, as the case may be.

11.  MISCELLANEOUS.

     11.1 None of the representations and warranties included or provided for herein shall survive consummation of the transactions contemplated hereby.
     11.2 This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, and merges and supersedes all prior discussions, agreements, and understandings of every kind and nature between them relating to the subject matter hereof. Neither party shall be bound by any condition, definition, warranty or representation, other than as set forth or provided in this Agreement or as may be set forth in a later writing signed by the party to be bound thereby.
     11.3 This Agreement shall be governed and construed in accordance with the internal laws of the State of Maryland, without giving effect to principles of conflict of laws.
     11.4 This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.
     11.5 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.


     IN WITNESS WHEREOF, the Acquired Fund and the Acquiring Fund have each caused this Agreement and Plan of Reorganization to be executed and attested on its behalf by its duly authorized representatives as of the date first above written.

                           Acquired Fund:
                           FORTRESS UTILITY FUND, INC.

Attest:
                           By:/s/ John W. McGonigle

                           Name: John W. McGonigle
/s/ Charles H. Field
Assistant Secretary
                           Title:  Executive Vice President


                           Acquiring Fund:
                           FEDERATED UTILITY FUND, INC.
Attest:
                           By:/s/ John W. McGonigle

                           Name: John W. McGonigle
/s/ Charles H. Field
Assistant Secretary
                           Title:  Executive Vice President


                    STATEMENT OF ADDITIONAL INFORMATION
                               March 31, 1996

                        Acquisition of the Assets of

                        FORTRESS UTILITY FUND, INC.
                         Federated Investors Tower
                    Pittsburgh, Pennsylvania  15222-3779
                               1-800-245-5051

                     By and In Exchange for F Shares of

                        FEDERATED UTILITY FUND, INC.
                   (FORMERLY LIBERTY UTILITY FUND, INC.)
                         Federated Investors Tower
                    Pittsburgh, Pennsylvania 15222-3779
                               1-800-245-5051

This Statement of Additional Information dated March 31, 1996, is not a prospectus. A Prospectus/Proxy Statement dated March 31, 1996, related to the above-referenced matter may be obtained from Federated Utility Fund, Inc., Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779. This Statement of Additional Information should be read in conjunction with such Prospectus/Proxy Statement.
















FEDERATED SECURITIES CORP.
Distributor
A subsidiary of Federated Investors


                             TABLE OF CONTENTS

1. Statement of Additional Information of Federated Utility Fund, Inc. (formerly, Liberty Utility Fund, Inc.), dated March 29, 1996.

2. Statement of Additional Information of Fortress Utility Fund, Inc., dated July 31, 1995.

3. Financial Statements of Federated Utility Fund, Inc. (formerly, Liberty Utility Fund, Inc.), dated February 28, 1995.
4.   Financial Statements of Fortress Utility Fund, Inc., dated May 31,
     1995.

5. Financial Statements (unaudited) of Federated Utility Fund, Inc. (formerly, Liberty Utility Fund, Inc.), dated August 31, 1995.

6. Financial Statements (unaudited) of Fortress Utility Fund, Inc., dated November 30, 1995.

7.   Pro Forma Financial Statements.



The Statement of Additional Information of Federated Utility Fund, Inc. (the "Federated Fund"), dated March 29, 1996, is incorporated herein by reference to Post-Effective Amendment No. 14 to the Federated Fund's Registration Statement on Form N-1A (File No. 33-13388; 811-5114) which was filed with the Securities and Exchange Commission on or about February 29, 1996. A copy may be obtained from the Federated Fund at Federated Investors Tower, Pittsburgh, PA 15222-3779; telephone number 1-800-245-5051.

The Statement of Additional Information of Fortress Utility Fund, Inc. (the "Fortress Fund"), dated July 31, 1995, is incorporated herein by reference to Post-Effective Amendment No. 11 to the Fortress Fund's Registration Statement on Form N-1A (File Nos. 33-10209; 811-4530) which was filed with the Securities and Exchange Commission on or about July 26, 1995.

The audited financial statements of the Federated Fund, dated February 28, 1995, are incorporated herein by reference to the Federated Fund's Annual Report dated February 28, 1995, which was filed with the Securities and Exchange Commission on or about April 28, 1995. (File Nos. 33-13388; 811-
5114)
The audited financial statements of the Fortress Fund, dated May 31, 1995, are incorporated herein by reference to the Fortress Fund's Annual Report dated May 31, 1995, which was filed with the Securities and Exchange Commission on or about July 28, 1995. (File Nos. 33-10209; 811-4530)

The unaudited financial statements of the Federated Fund, dated August 31, 1995, are incorporated herein by reference to the Federated Fund's Semi-Annual Report dated August 31, 1995, which was filed with the Securities and Exchange Commission on or about November 1, 1995. (File Nos. 33-13388; 811-
5114)

The unaudited financial statements of the Fortress Fund, dated November 30, 1995, are incorporated herein by reference to the Fortress Fund's Semi-Annual Report dated November 30, 1995, which was filed with the Securities and Exchange Commission on or about January 30, 1996. (File Nos. 33-10209;



Portfolio of Investments
August 31, 1995 (unaudited)

Federated                                                                               Federated
Utility                                                                                 Utility Fund,
Fund, Inc.                                                                              Inc.
(formerly,                                                                              (formerly,
Liberty        Fortress     Pro                                                         Liberty       Fortress
Utility        Utility     Forma                                                        Utility Fund, Utility      Pro Forma
Fund, Inc.)    Fund, Inc.  Combined                                                     Inc.          Fund, Inc.    Combined

                                                                                        Value in       Value in     Value in
    Shares     Shares      Shares                                                       U.S. Dollars  U.S. Dollars U.S. Dollars

       Common Stocks--66.5%
                                        Consumer Non-Durables--1.0%

  118,000       100,000    218,000  Philip Morris Cos., Inc.                              $8,805,750   $7,462,500   $16,268,250
                                      Electric Utilities:  Central--13.6%
  660,000       591,700  1,251,700  Cinergy Corp.                                         16,912,500   15,162,313    32,074,813
  776,000       694,400  1,470,400  CMS Energy Corp.                                      19,109,000   17,099,600    36,208,600
  714,600       629,400  1,344,000  DPL, Inc.                                             15,899,850   14,004,150    29,904,000
  678,000       596,600  1,274,600   Illinova Corp.                                       17,034,750   14,989,575    32,024,325
  493,200       444,000    937,200  NIPSCO Industries, Inc.                               16,152,300   14,541,000    30,693,300
  550,000       494,900  1,044,900  Utilicorp United, Inc.                                14,918,750   13,424,163    28,342,913
  550,000       464,500  1,014,500  Western Resources, Inc.                               16,637,500   14,051,125    30,688,625
                                      Total                                              116,664,650  103,271,926   219,936,576
                                      Electric Utilities:  East--9.3%
  429,000       376,000    805,000  Baltimore Gas & Electric Co.                          11,261,250    9,870,000    21,131,250
  750,000       674,800  1,424,800  DQE, Inc.                                             17,906,250   16,110,850    34,017,100
  550,000       493,900  1,043,900  General Public Utilities                              15,743,750   14,137,888    29,881,638
  921,900       804,600  1,726,500  Peco Energy Co.                                       24,545,587   21,422,475    45,968,062
  370,000       327,600    697,600  Public Service Enterprises Group, Inc.                10,175,000    9,009,000    19,184,000
                                      Total                                               79,631,837   70,550,213   150,182,050
                                      Electric Utilities:  South--10.1%
  527,400       463,400    990,800  Duke Power Co.                                        21,425,625   18,825,625    40,251,250
  350,000       293,400    643,400  Florida Progress Corp.                                10,631,250    8,912,025    19,543,275
  550,500       486,600  1,037,100  FPL Group, Inc.                                       21,400,688   18,916,575    40,317,263
  750,000       672,900  1,422,900  Southern Co.                                          15,843,750   14,215,013    30,058,763
  512,700       454,700    967,400  Texas Utilities Co.                                   17,816,325   15,800,825    33,617,150
                                      Total                                               87,117,638   76,670,063   163,787,701





                                     Electric Utilities:  West--4.0%
  780,000       699,300  1,479,300  Pacificorp                                          $ 14,137,500 $ 12,674,813  $ 26,812,313
  803,000       716,100  1,519,100  Pinnacle West Capital Corp.                           19,974,625   17,812,988    37,787,613
                                      Total                                               34,112,125   30,487,801    64,599,926
                                     Energy Minerals--1.4%
  175,000       146,700    321,700  Exxon Corp.                                           12,031,250   10,085,625    22,116,875
                                     Finance--1.9%
  499,400       448,900    948,300  Meditrust, REIT                                       16,417,775   14,757,588    31,175,363
                                    Major U.S. Telecommunications--9.5%
  500,000       435,000    935,000  AT&T Corp.                                            28,250,000   24,577,500    52,827,500
  206,000       184,800    390,800  BellSouth Corp.                                       14,162,500   12,705,000    26,867,500
  720,000       620,000  1,340,000  GTE Corp.                                             26,370,000   22,707,500    49,077,500
  450,000       391,200    841,200  Pacific Telesis Group                                 12,768,750   11,100,300    23,869,050
                                      Total                                               81,551,250   71,090,300   152,641,550
                                     Natural Gas Distribution--4.4%
  240,800       119,500     360,300  Consolidated Natural Gas Co.                          9,300,900    4,615,688    13,916,588
  708,200       620,700   1,328,900  MCN Corp.                                            13,190,225   11,560,538    24,750,763
  608,200       534,500   1,142,700  Pacific Enterprises                                  14,596,800   12,828,000    27,424,800
  194,800        -----      194,800  UGI Corp.                                             4,163,850     -----        4,163,850
                                      Total                                               41,251,775   29,004,226    70,256,001
                                     Non-U.S. Utilities--3.3%
  566,000       355,210     921,210  National Power Co. PLC, ADR                           8,419,250    5,283,749    13,702,999
  225,000       201,500     426,500  Telefonica de Espana, ADR                             9,140,625    8,185,938    17,326,563
  750,000       672,900   1,422,900  Westcoast Energy, Inc.                               11,437,500   10,261,725    21,699,225
                                      Total                                               28,997,375   23,731,412    52,728,787
                                     Oil/Gas Transmission--7.4%
  450,000       401,000     851,000  Enron Corp.                                          15,131,250   13,483,625    28,614,875
  344,400       315,000     659,400  Enron Global Power & Pipelines, L.L.C.                8,007,300    7,323,750    15,331,050
  209,900       187,800     397,700  Panhandle Eastern Corp.                               5,247,500    4,695,000     9,942,500
  750,000       671,900   1,421,900  Sonat, Inc.                                          23,812,500   21,332,825    45,145,325
  300,000       268,000     568,000  Williams Companies, Inc. (The)                       10,987,500    9,815,500    20,803,000
                                        Total                                             63,186,050   56,650,700   119,836,750
                                     Other Telephone/Communications--0.6%
  192,000       101,400     293,400  Southern New England Telecommunications            $ 6,456,000  $ 3,409,575   $ 9,865,575
                                        Total Common Stocks (identified cost $973,947,747)    576,223,475  497,171,929 1,073,395,404
    Preferred Stocks--20.2%




                                      Consumer Durables--0.6%
  407,600       300,000     707,600   Kaufman & Broad Homes Corp., Conv. Pfd.,
                                      Series B, $1.52                                      5,808,300   4,275,000     10,083,300
                                      Consumer Non-Durables--3.9%
5,500,000     5,000,000  10,500,000   RJR Nabisco Holdings Corp.,
                                       Conv. Pfd., Series C, $.60                         33,000,000  30,000,000     63,000,000
                                      Electric Utilities:  Central--0.4%
  188,450       163,200     351,650   Toledo Edison Co., ARPS, Series B                    3,863,225   3,376,350      7,239,575
                                      Electric Utilities:  East--0.7%
  335,000       150,000     485,000   Niagara Mohawk Power Corp., ARPS,
                                      Series C                                             7,788,750   3,487,500     11,276,250
                                      Electric Utilities:  South--0.3%
   42,000        11,275      53,275   Texas Utilities Electric Co., ARPS,
                                      Series A                                             3,801,000   1,020,388      4,821,388
                                      Energy Minerals--1.0%
  152,000       142,000     294,000   (a) Occidental Petroleum Corp.,
                                      Conv. Pfd., $3.88                                    8,531,000   7,969,750     16,500,750
                                      Finance--3.5%
   20,200        18,700      38,900   Allstate Corp.                                         818,100     757,350      1,575,450
  239,200       213,000     452,200   Merrill Lynch & Co., Inc., STRYPES,
                                      Series MGIC, $3.12                                  12,976,600  11,555,250     24,531,850
  323,000       304,000     627,000   Sunamerica, Inc., Conv. Pfd.,
                                      Series D, $2.78                                     15,342,500  14,440,000     29,782,500
                                         Total                                            29,137,200  26,752,600     55,889,800
                                      Non-Energy Minerals--1.7%




Federated                                                                                Federated
Utility                                                                                  Utility Fund,
Fund, Inc.                                                                               Inc.
(formerly,                                                                               (formerly,
Liberty         Fortress      Pro                                                        Liberty         Fortress
Utility         Utility      Forma                                                       Utility Fund,   Utility    Pro Forma
Fund, Inc.)     Fund, Inc.   Combined                                                    Inc.            Fund, Inc. Combined

Shares or       Shares or   Shares or
Principal       Principal   Principal
Amount of       Amount of   Amount of
Foreign         Foreign     Foreign
Currency        Currency     Currency                                                    Value in       Value in      Value in
Par Amount      Par Amount  Par Amount                                                 U.S. Dollars  U.S. Dollars   U.S. Dollars


  260,000       245,000      505,000   Reynolds Metals Co., PRIDES, $3.30                 13,942,500  13,138,125    $ 27,080,625
                                        Non-U.S. Utilities--2.0%
  340,000       310,000      650,000  (a) Cointel, Telefonica de Argentina SA,
                                        PRIDES, $5.04                                     17,000,000  15,500,000      32,500,000
                                        Oil/Gas Transmission--1.0%
  122,500       111,250      233,750   Williams Companies, Inc. (The),
                                        Conv. Pfd., $7.00                                  8,085,000   7,342,500      15,427,500
                                        Process Industries--1.6%
  403,500       354,300      757,800   James River Corp. of Virginia, DECS,
                                        Series P, $1.55                                   13,365,938  11,736,188      25,102,126
                                        Producer Manufacturing--2.5%
1,533,000     1,378,000    2,911,000  (a) Westinghouse Electric Corp., PEPs,
                                        Series C, $1.30                                   20,841,135  18,733,910      39,575,045

                                        Technology Services--1.0%
  135,100       120,500      255,600   General Motors Corp., Conv. Pfd.,
                                        Series C, $3.25                                    8,967,262   7,998,188      16,965,450
                                        Total Preferred Stocks
                                       (identified cost $316,123,478)                    174,131,310 151,330,499     325,461,809
     Corporate Bonds--8.6%
                                        Consumer Services--1.1%
17,810,000   17,265,000   35,075,000  (a) Rogers Communications, Inc., Conv. Deb., 2.00%,
                                               11/26/2005                                  9,083,100   8,805,150      17,888,250
                                            Energy Minerals--1.4%
10,000,000    8,700,000   18,700,000  Pennzoil Co., Conv. Deb., 6.50%, 1/15/2003          12,060,300  10,492,461      22,552,761
                                            Finance--1.0%
 7,515,000    6,470,000   13,985,000  Equitable Cos.,Inc.,Conv. Sub. Deb.,
                                            6.125%, 12/15/2024                             8,803,822   7,579,605      16,383,427
                                            Health Technology--1.9%
39,000,000   37,250,000   76,250,000  Roche Holdings, Inc.,Conv. LYON, 7.00% accrual,
                                                4/20/2010                                 15,356,250  14,667,188      30,023,438
                                                    Non-U.S. Utilities--3.2%
20,000,000,000  20,000,000,000  40,000,000,000   Softe SA, Conv. Bond, 4.25%,
                                                 7/30/1998                                14,677,826  14,677,819      29,355,645




Federated                                                                                Federated
Utility                                                                                  Utility Fund,
Fund, Inc.                                                                                  Inc.
(formerly,                                                                               (formerly,
Liberty        Fortress      Pro                                                           Liberty     Fortress
Utility        Utility      Forma                                                       Utility Fund,  Utility         Pro Forma
Fund, Inc.)   Fund, Inc.   Combined                                                         Inc.       Fund, Inc.       Combined


Principal      Principal    Principal                                                     Value in     Value in         Value in
Amount         Amount       Amount                                                       U.S. Dollars U.S. Dollars  U.S. Dollars


12,000,000   12,000,000   24,000,000  (a) Telekom Malaysia Berhad, Conv.
                                                Bond, 4.00%,  10/3/2004                 $ 10,920,000  10,920,000      21,840,000
                                            Total                                         25,597,826  25,597,819      51,195,645
                                            Total Corporate Bonds
                                            (identified cost $137,587,881)                70,901,298  67,142,223     138,043,521
   (b) Repurchase Agreement--4.2%
35,605,000   31,855,000   67,460,000   J.P. Morgan Securities, Inc., 5.83%, dated
                                            8/31/1995, due 9/1/1995 (at amortized cost)   35,605,000  31,855,000      67,460,000
                                            Total Investments
                                            (identified cost $1,495,119,106)(c)          856,861,083 747,499,651   1,604,360,734




(a) Restricted securities--Investment in securities not registered under the Securities Act of 1933. At the end of the period, these securities amounted to 7.95% of net assets.
(b) The repurchase agreement is fully collateralized by U.S. government and/or agency obligations based on market prices at the date of the portfolio. The investment in the repurchase agreement is through participation in a joint account with other Federated funds.

(c) The cost of investments for federal tax purposes amounts to $1,495,119,106. The net unrealized appreciation of investments on a federal tax basis amounts to $109,241,628 which is comprised of $139,834,775 appreciation and $30,593,147 depreciation at August 31, 1995.

Note:
The categories of investments are shown as a percentage of net assets ($1,613,134,248) at August 31, 1995.

The following acronyms are used throughout this portfolio:
ADR  --American Depository Receipt
ARPS --Adjustable Rate Preferred Stock
DECS --Dividend Enhanced Convertible Stock
LYON --Liquid Yield Option Note
PEPs --Participating Equity Preferred Stock
PLC  --Public Limited Company
PRIDES    --Preferred Redeemable Increased Dividend Equity Securities
REIT --Real Estate Investment Trust
STRYPES--Structured Yield Product Exchangeable for Stock

(See Notes to Pro Forma Financial Statements)




          Federated Utility Fund, Inc. (formerly, Liberty Utility Fund, Inc.)
                      Fortress Utility Fund, Inc.
              Pro Forma Combining Statement of Assets and Liabilities
                              August 31, 1995 (unaudited)



                                                              Federated             Fortress
                                                              Utility               Utility         Pro Forma          Pro Forma
                                                              Fund, Inc.            Fund, Inc.      Adjustment         Combined

Assets:
Investments in securities, at value
     (identified cost, $ 1,495,119,106)                    $  856,861,083         $  747,499,651        ---       $ 1,604,360,734
Cash                                                               24,996                ---            ---                24,996
Income receivable                                               4,622,794              3,984,141        ---             8,606,935
Receivable for investments sold                                 3,242,599              4,872,662        ---             8,115,261
Receivable for shares sold                                      1,749,438                454,141        ---             2,203,579
     Total assets                                             866,500,910            756,810,595        ---         1,623,311,505
Liabilities:
Payable to Bank                                                    ---                 2,610,762                        2,610,762
Payable for investments purchased                               1,779,823              1,466,560        ---             3,246,383
Income distributions payable                                       ---                 1,277,430        ---             1,277,430
Payable for shares redeemed                                     1,663,687                833,501        ---             2,497,188
Accrued expenses                                                  368,841                176,653        ---               545,494
     Total liabilities                                          3,812,351              6,364,906        ---            10,177,257
Net Assets                                                 $  862,688,559         $  750,445,689        ---      $  1,613,134,248
Net Assets Consists of:
Paid in capital                                             $  799,287,015         $  703,340,198       ---         1,502,627,213
Net unrealized appreciation of investments and
   translation of assets and liabilities in foreign currency    63,468,619             45,768,684        ---          109,237,303
Accumulated net realized loss on investments and
   foreign currency transactions                                (1,294,199)           (17,175,285)       ---         (18,469,484)
Undistributed net investment income                              1,227,124             18,512,092        ---          19,739,216
     Total Net Assets                                       $  862,688,559         $  750,445,689        ---     $ 1,613,134,248





Net Assets:
Class A Shares                                           $  754,791,714                ---            ---      $    754,791,714
Class B Shares                                           $   49,035,535                ---            ---      $     49,035,535
Class C Shares                                           $   58,861,310                ---            ---      $     58,861,310
Class F Shares                                                  ---             $  750,445,689        ---      $    750,445,689
Shares Outstanding:
Class A Shares                                               65,035,201                ---            ---            65,035,201
Class B Shares                                                4,227,437                ---            ---             4,227,437
Class C Shares                                                5,076,233                ---            ---             5,076,233
Class F Shares                                                  ---                 58,678,360      5,988,414 (a)    64,666,774
Net Asset Value, Offering Price, and Redemption Proceeds Per Share:
Class A Shares:
Net Asset Value Per Share                                $        11.61                ---            ---      $          11.61
Offering Price Per Share (100/94.5 of $11.61)*           $        12.29                ---            ---      $          12.29
Redemption Proceeds Per Share                            $        11.61                ---            ---      $          11.61
Class B Shares:
Net Asset Value Per Share                                $        11.60                ---            ---      $          11.60
Offering Price Per Share                                 $        11.60                ---            ---      $          11.60
Redemption Proceeds Per Share (94.5/100 of $11.60)**     $        10.96                ---            ---      $          10.96
Class C Shares:
Net Asset Value Per Share                                $        11.60                ---            ---      $          11.60
Offering Price Per Share                                 $        11.60                ---            ---      $          11.60
Redemption Proceeds Per Share (99/100 of $11.60)**       $        11.48                ---            ---      $          11.48
Class F Shares:

Net Asset Value Per Share                                       ---             $       12.79         ---      $          11.60
Offering Price Per Share (100/99 of $11.60)*                    ---             $       12.92         ---      $          11.72
Redemption Proceeds Per Share (99/100 of $11.60)**              ---             $       12.66         ---      $          11.48

(a) Adjustement to reflect share balance as a result of the combination, based on an exchange ratio of 1.1025862 ($12.79/$11.60).

*    See "What Shares Cost" in the prospectus.
**   See " Redeeming Shares" in the prospectus.




                            FEDERATED UTILITY FUND, INC. (FORMERLY, LIBERTY UTILITY FUND, INC.)
                                             FORTRESS UTILITY FUND, INC.
                                     PRO FORMA COMBINING STATEMENT OF OPERATIONS
                                     SIX MONTHS ENDED AUGUST 31, 1995 (UNAUDITED)



                                                         FEDERATED        FORTRESS
                                                         UTILITY          UTILITY         PRO FORMA                  PRO FORMA
                                                         FUND, INC.       FUND, INC.      ADJUSTMENTS       NOTES      COMBINED
INVESTMENT INCOME:
Dividends (net of foreign taxes withheld of $113,808)   $22,184,831      $10,781,500     $    ---                   $32,966,331
Interest                                                  2,465,218          479,982          ---                     2,945,200
   Total income                                          24,650,049       11,261,482          ---                    35,911,531

EXPENSES:
Investment advisory fee                                   3,177,204        2,892,997          ---                     6,070,201
Administrative personnel and services fee                   320,686          292,000          ---                       612,686
Custodian fees                                               65,495           53,838        (39,333)         (b)         80,000
Transfer agent and dividend disbursing
    agent fees and expenses                                 576,813          553,765          ---                     1,130,578
Directors'/Trustees' fees                                     9,936           10,614         (9,550)         (e)         11,000
Auditing fees                                                10,488            8,967         (8,967)         (f)         10,488
Legal fees                                                   15,624            4,941         (3,565)         (d)         17,000
Portfolio accounting fees                                    92,607           57,684        (61,791)         (a)         88,500
Distribution services fee- Class B Shares                   128,767             ---           ---                       128,767
Distribution services fee- Class C Shares                   222,110             ---           ---                       222,110
Shareholder services fee- Class A Shares                    942,109             ---           ---                       942,109
Shareholder services fee- Class B Shares                     42,922             ---           ---                        42,922
Shareholder services fee- Class C Shares                     74,037             ---           ---                        74,037
Shareholder services fee- Class F Shares                       ---           964,332          ---                       964,332
Share registration costs                                    48,400            17,202          ---                        65,602
Printing and postage                                       110,768            48,495        (39,263)        (c)         120,000
Insurance premiums                                           9,016             8,967         (6,983)        (g)          11,000
Taxes                                                       90,528            79,971        (40,499)        (g)          30,000
Miscellaneous                                                1,656             7,869         (1,525)        (g)           8,000
     Total expenses                                      5,939,166          5,001,642       (211,476)                10,729,332







Waivers-
Waiver of investment advisory fee                        (712,362)         (394,448)          44,083       (h)      (1,062,727)
Waiver of shareholder services fee- Class A  Shares       (30,068)              ---            ---                     (30,068)
Waiver of shareholder services fee- Class C Shares        (14,807)              ---            ---                     (14,807)
Waiver of shareholder services fee- Class F Shares           ---           (115,720)           ---                    (115,720)
  Total Waivers                                          (757,237)         (510,168)          44,083                (1,223,322)
   Net expenses                                          5,181,929         4,491,474        (167,393)                9,506,010
     Net investment income                              19,468,120         6,770,008         167,393                26,405,521
REALIZED AND UNREALIZED GAIN/(LOSS) ON INVESTMENTS:
Net realized gain  on investments and foreign currency
transactions                                            18,853,539        10,696,289           ---                  29,549,828

Net change in unrealized appreciation of
investments and translation of assets and
liabilities in foreign currency                         26,226,713        27,681,914           ---                 53,908,627
   Net realized and unrealized gain on
   investments and foreign currency                     45,080,252        38,378,203           ---                 83,458,455
     Change in net assets resulting from
        operations                                   $  64,548,372     $  45,148,211      $ 167,393              $109,863,976

(See legend to the Statement of Operations)

(See Notes to Pro Forma Financial Statements)






                            FEDERATED UTILITY FUND, INC. (FORMERLY, LIBERTY UTILITY FUND, INC.)
                                             FORTRESS UTILITY FUND, INC.
                                     PRO FORMA COMBINING STATEMENT OF OPERATIONS
                                     SIX MONTHS ENDED FEBRUARY 28, 1995 (UNAUDITED)




                                                   FEDERATED          FORTRESS
                                                   UTILITY            UTILITY           PRO FORMA                     PRO FORMA
                                                   FUND, INC.         FUND, INC.        ADJUSTMENTS      NOTES        COMBINED
INVESTMENT INCOME:
Dividends (net of foreign taxes
    withheld of $552,152)                      $  47,928,315     $   35,060,117     $    ---                     $  82,988,432
Interest                                           3,261,445            214,249          ---                         3,475,694
   Total income                                    1,189,760         35,274,366          ---                        86,464,126

EXPENSES:
Investment advisory fee                            6,347,619          6,360,742          ---                        12,708,361
Administrative personnel and services fee            640,686            641,163          ---                         1,281,849
Custodian fees                                       163,731            172,754        (87,985)              (b)       248,500
Transfer agent and dividend disbursing
    agent fees and expenses                        1,060,365          1,096,288          ---                         2,156,653
Directors'/Trustees' fees                             18,391             20,717        (18,108)              (e)        21,000
Auditing fees                                         20,913             17,500        (17,500)              (f)        20,913
Legal fees                                            59,593             13,936        (13,529)              (d)        60,000
Portfolio accounting fees                             68,362             56,789        (36,651)              (a)        88,500
Distribution services fee- Class B Shares             21,567               ---           ---                            21,567
Distribution services fee- Class C Shares            453,766               ---           ---                           453,766
Shareholder services fee- Class A Shares           1,900,244               ---           ---                         1,900,244
Shareholder services fee- Class B Shares               7,189               ---           ---                             7,189
Shareholder services fee- Class C Shares             151,255               ---           ---                           151,255
Shareholder services fee- Class F Shares               ---            1,814,932          ---                         1,814,932
Share registration costs                             116,258             54,350          ---                           170,608
Printing and postage                                 254,502             96,376        (60,878)              (c)       290,000
Insurance premiums                                    17,886             17,200        (13,086)              (g)        22,000
Taxes                                                180,393            186,500       (109,893)              (g)       257,000
Miscellaneous                                          1,559             14,393         (3,952)              (g)        12,000
     Total expenses                               11,484,279         10,563,640       (361,582)                     21,686,337






Waivers- Waiver of investment advisory fee                       (1,683,310)        (886,832)       (212,027)               (h)
(2,782,169)
   Net expenses                                                   9,800,969        9,676,808        (573,609)
18,904,168
     Net investment income                                       41,388,791       25,597,558         573,609
67,559,958
REALIZED AND UNREALIZED GAIN/(LOSS) ON INVESTMENTS:
Net realized loss on investments and foreign currency
transactions                                                   (19,441,678)      (25,911,557)          ---
(45,353,235)

Net change in unrealized depreciation of investments
and translation of assets and liabilities in foreign
currency                                                       (34,280,851)     (18,665,120)          ---
(52,945,971)

   Net realized and unrealized loss on investments
     and foreign currency                                      (53,722,529)     (44,576,677)          ---
(98,299,206)

     Change in net assets resulting from operations          $ (12,333,738)    $ (18,979,119)      $ 573,609
$ (30,739,248)

(See legend to the Statement of Operations)

(See Notes to Pro Forma Financial Statements)





      FEDERATED UTILITY FUND, INC.  (FORMERLY, LIBERTY UTILITY FUND, INC.)
                          FORTRESS UTILITY FUND, INC.
            PRO FORMA COMBINING STATEMENT OF OPERATIONS (CONTINUED)
 YEAR ENDED FEBRUARY 28, 1995 AND SIX MONTHS ENDED AUGUST 31, 1995 (UNAUDITED)

(a) Federated Services Company maintains the Fund accounting records for wich it receives a fee. The fee is based on the level of Fund's average daily net assets, for the period plus out-of-pocket expense.

(b) State Street Bank and Trust Company is custodian for the securities and cash of the Fund. The custodian fee is based on a percentage of assets, plus out-of-pocket expenses.

(c) Printing and postage expenses are adjusted to reflect estimated savings to be realized by combining two portfolios into a single portfolio.

(d) Legal expenses are adjusted to reflect estimated savings to be realized by combining two portfolios into a single portfolio.

(e) Director expenses are adjusted to reflect estimated savings to be realized by combining two portfolios into a single portfolio.

(f)  Adjustment to reflect audit charge for one portfolio only.

(g) Other expenses are adjusted to reflect estimated savings to be realized by combining two portfolios into a single portfolio.

(h) Federated Management is entitled to receive for its services an annual investment advisory fee equal to 0.75% of the fund's average daily net assets. The advisor may voluntarily chose to waive a portion of its fee. The advisor can modify or terminate this voluntary waiver at any time at its sole discretion.




      Federated Utility Fund, Inc. (formerly, Liberty Utility Fund, Inc.)
                          Fortress Utility Fund, Inc.
              Notes to Pro Forma Financial Statements (unaudited)

1.   Basis of Combination

     The unaudited Pro Forma Combining Portfolio of Investments, Statement of Assets and Liabilities and Statement of Operations ("Pro Forma Financial Statements") reflect the accounts of Federated Utility Fund, Inc. and Fortress Utility Fund, Inc. (collectively, the "Funds") for the year ended February 28, 1995 and for the six months ended August 31, 1995. These statements have been derived from the books and records utilized in calculating daily net asset values at February 28, 1995 and for the six months ended August 31, 1995.

     The Pro Forma Combining Portfolio of Investments, Statement of Assets and Liabilities and Statement of Operations should be read in conjunction with the historical financial statements of the Funds incorporated by reference in the Statement of Additional Information. The Funds follow generally accepted accounting principles applicable to management investment companies which are disclosed in the historical financial statements of each Fund.

     The Pro Forma Financial Statements give effect to the proposed transfer of the assets of Fortress Utility Fund, Inc. in exchange for Class F Shares of Federated Utility Fund, Inc. Under generally accepted accounting principles, Federated Utility Fund, Inc. will be the surviving entity for accounting purposes with its historical cost of investment securities and results of operations being carried forward.

     The Pro Forma Financial Statements have been adjusted to reflect the anticipated advisory and administration fee arrangements for the surviving entity. Certain other operating costs have also been adjusted to reflect anticipated expenses of the combined entity. Other costs which may change as a result of the reorganization are currently undeterminable.

     For the fiscal year ended February 28, 1995, and August 31, 1995, the Federated Utility Fund, Inc. and Fortress Utility Fund, Inc. paid investment advisory fees computed at the annual rate of .75% of the Fund's average net assets for Federated Utility Fund, Inc. and Fortress Utility Fund, Inc.

     The advisor and administrator may voluntarily choose to waive a portion of their fees and reimburse certain operating expenses of Federated Utility Fund, Inc. and Fortress Utility Fund, Inc.


2.   Shares of Beneficial Interest

     The Pro Forma net asset value per share assumes the issuance of 64,666,774 shares of the Federated Utility Fund, Inc.'s Class F Shares in exchange for 58,678,360 shares from the Fortress Utility Fund, Inc. which would have been issued at August 31, 1995, in connection with the proposed



PART C.   OTHER INFORMATION

Item 15.  Indemnification

     Indemnification is provided to Officers and Directors of the Registrant pursuant to the Registrant's Articles of Incorporation, except where such indemnification is not permitted by law. However, the Articles of Incorporation does not protect the Directors from liabilities based on willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their office.

     Directors and Officers of the Registrant are insured against certain liabilities, including liabilities arising under the Securities Act of 1933 (the "Act").

     Insofar as indemnification for liabilities arising under the Act may be permitted to Directors, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Articles of Incorporation or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Directors, Officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Directors, Officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Insofar as indemnification for liabilities may be permitted pursuant to
Section 17 of the Investment Company Act of 1940 for Directors, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Articles of Incorporation or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Articles of Incorporation or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made
(i) by a majority vote of a quorum of non-party Directors who are not interested persons of the Registrant; or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties.

The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an Officer, Director, or controlling person of the Registrant will not be made, absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Directors or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.


Item 16.  Exhibits

          (1) Conformed Copy of Amended and Restated Articles of Incorporation of the Registrant; (2.)
               (i)  Conformed Copy of Articles of Incorporation, as amended;
               (3.)
          (2)  Copy of By-Laws of the Registrant as amended; (1.)
          (3)  Not applicable;
          (4) Conformed Copy of the Agreement and Plan of Reorganization (Included as Exhibit A to the Prospectus/Proxy Statement (Part
               A) of this Registration Statement); +
          (5)  Not applicable;
          (6) Conformed Copy of Investment Advisory Contract of the Registrant; (3.)
          (7) (i) Conformed Copy of Distributor's Contract of the Registrant, through and including Exhibits A and B; (4.)
               (ii) Conformed Copy of Exhibit C to Distributor's Contract of
                    the Registrant adding Class F Shares to the existing Distributor's Contract; (4.)
               (iii)     The Registrant hereby incorporates the conformed
                    copy of the specimen Mutual Funds Sales and Services Agreement; Mutual Fund Services Agreement; and Plan Trustee/Mutual Funds Service Agreement from Item 24(b)(6) of the Cash Trust Series II Registration Statement on Form N-1A, filed with the Commission on July 24, 1995. (File Numbers 33-38550 and 811-6269).
          (8)  Not applicable;
          (9)  Conformed Copy of Custodian Contract of the Registrant; (4.)
          (10) (i)  Conformed Copy of Distribution Plan of the Registrant;
                    (4.)
               (ii) The Registrant hereby incorporates the conformed copy of the specimen Multiple Class Plan from Item 24(b)(18) of the World Investment Series, Inc. Registration Statement on Form N-1A, filed with the Commission on January 26, 1996. (File Numbers 33-52149 and 811-07141).
               (iii)     The responses described in Item 16 (7) (iii) are
                    hereby incorporated by reference.
          (11) Conformed Copy of Opinion regarding legality of shares being issued; +
          (12) Form of Opinion regarding tax consequences of Reorganization;+

          (13) (i) Conformed Copy of the Agreement for Fund Accounting, Shareholder Recordkeeping, and Custody Services Procurement of the Registrant; (4.)
               (ii) Conformed Copy of the Administrative Services Agreement
                    of the Registrant; (4.)
              (iii) Conformed Copy of Shareholder Services Agreement of
                    the Registrant; (4.)

                +    All exhibits have been filed electronically.

  1. Response is incorporated by reference to Registrant's Initial Registration Statement on Form N-2 filed April 16, 1987 (File No. 33-13388 and File No. 811-5114).
  2. Response is incorporated by reference to Registrant's Pre-Effective Amendment No. 1 on Form N-1A filed May 18, 1988. (File No. 33-13388 and File No. 811-5114).
  3. Response is incorporated by reference to Registrant's Post-Effective Amendment No. 3 on Form N-1A filed February 21, 1990. (File No. 33-13388 and File No. 811-5114).
  4. Response is incorporated by reference to Registrant's Post-Effective Amendment No. 13 on Form N-1A filed May 23, 1995. (File No. 33-13388 and File No. 811-5114).


       (iv) The responses described in Item 16 (7) (iii) and Item 16
  (10) (ii) are hereby incorporated by reference.
  (14) Conformed Copy of Consent of Independent Auditors; +
  (15) Not applicable;
  (16) Conformed Copy of Power of Attorney; +
  (17) (i)  Copy of Notice under Rule 24f-2; +
               (ii) Form of Proxy Card; +


Item 17.  Undertakings

          (1) The undersigned Registrant agrees that, prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

          (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.





             +    All exhibits have been filed electronically.


                                    SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant, FEDERATED UTILITY FUND, INC., has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 1st day of March 1996.

                      FEDERATED UTILITY FUND, INC.

                         BY: /s/ Charles H. Field
                         Charles H. Field, Assistant Secretary
                         Attorney in Fact for John F. Donahue
                         March 1, 1996


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

      NAME                       TITLE                         DATE

By:/s/ Charles H. Field
       Charles H. Field         Attorney In Fact          March 1, 1996
       ASSISTANT SECRETARY      For the Persons
                                Listed Below

   NAME                       TITLE
John F. Donahue*            Chairman and Director
                            (Chief Executive Officer)
Richard B. Fisher*          President and Director
David M. Taylor*            Treasurer
                            (Principal Financial and
                            Accounting Officer)
Thomas G. Bigley*           Director
John T. Conroy, Jr.*        Director
William J. Copeland*        Director
James E. Dowd*              Director
Lawrence D. Ellis, M.D.*    Director
Edward L. Flaherty, Jr.*    Director
Peter E. Madden*            Director
Gregor F. Meyer*            Director
John E. Murray, Jr.*        Director
Wesley W. Posvar*           Director
Marjorie P. Smuts*          Director


                                                             Exhibit 17 (ii)

FORTRESS UTILITY FUND, INC.
SPECIAL MEETING OF SHAREHOLDERS MAY 31, 1996

KNOW ALL PERSONS BY THESE PRESENTS that the undersigned shareholders of Fortress Utility Fund, Inc. hereby appoint Patricia Conner, Charles Field, Patricia Godlewski, Stephen Newcamp, and Scott Tretter or any of them, true and lawful attorneys, with the power of substitution of each, to vote all shares of Fortress Utility Fund, Inc. which the undersigned is entitled to vote, at the Special Meeting of Shareholders to be held on May 31, 1996, at Federated Investors Tower, Pittsburgh, Pennsylvania, at 2:00 p.m. (Eastern
Time), and at any adjournment thereof.

Discretionary authority is hereby conferred as to all other matters as may properly come before the Special Meeting.

PROPOSAL(S)

1) TO APPROVE OR DISAPPROVE AN AGREEMENT AND PLAN OF REORGANIZATION PROVIDING FOR THE TRANSFER OF THE ASSETS OF THE FORTRESS UTILITY FUND, INC. TO THE CLASS F SHARES OF FEDERATED UTILITY FUND, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES. The attorneys named will vote the shares represented by this proxy in accordance with the choices made on this card. IF NO CHOICE IS INDICATED AS TO ANY ITEM, THIS PROXY WILL BE VOTED AFFIRMATIVELY ON THAT MATTER.

PLEASE RETURN BOTTOM PORTION WITH YOUR VOTE IN THE ENCLOSED ENVELOPE AND RETAIN THE TOP PORTION. Place the ballot so that the return address, located on the reverse side of the mail-in-stub, appears through the window of the envelope.
FORTRESS UTILITY FUND, INC.         PROXY VOTING MAIL-IN STUB

RECORD DATE SHARES

Please sign EXACTLY as your name(s) appear above. When signing as attorney, executor, administrator, guardian, trustee, custodian, etc., please give your full title as such. If a corporation or partnership, please sign the full name by an authorized officer or partner. If stock is owned jointly, all owners should sign.

                          PROPOSAL(S):

                          1) FOR        AGAINST        ABSTAIN
                                 ----           ----           ----


Dated:                , 19
       ===============    ===


---------------------------